UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42100

RAYTECH HOLDING LIMITED

(Exact name of registrant as specified in its charter)

Unit 609, 6/F, Nan Fung Commercial Centre,

No.19 Lam Lok Street, Kowloon Bay, Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Official Name Change and Ticker Symbol Change

Raytech Holding Limited (the “Company”) refers to its reports on Form 6-K furnished on September 1, 2026, in which the Company disclosed that the effective date of its official name change and new ticker symbol would be on or around September 10, 2026. At the opening of trading on September 10, 2026, the ordinary shares of the Company will begin trading on the Nasdaq Capital Market under the new name “Atlas Trinity Tech Limited” and new ticker symbol “ATTT.” A form of the Company’s Amended and Restated Memorandum and Articles of Association is furnished as Exhibit 99.1 and incorporated herein by reference.

In connection with the name change and ticker symbol change, no action is required from the Company’s current shareholders, and the Company’s CUSIP number will remain the same.

Incorporation by Reference

The contents of this Report on Form 6-K are hereby incorporated by reference into the Company’s registration statement on Form F-3 (Registration No. 333-290696) of the Company, that was initially filed with the SEC on October 3, 2025, and declared effective by the SEC on December 18, 2025.

Exhibits

Exhibit No.	Description
99.1	Memorandum and Articles of Association of Atlas Trinity Tech Limited
99.2	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Raytech Holding Limited

Date: September 9, 2026	By:	/s/ Haoyuan Liu
	Name:	Haoyuan Liu
	Title:	Chairman of the Board

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